Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

OUTLINE OF THE “13TH FIVE-YEAR” DEVELOPMENT PLAN OF THE COMPANY

CHANGE OF THE AUDITOR FOR US FORM 20-F OF THE COMPANY FOR THE YEAR 2016

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

RENEWAL OF THE FRAMEWORK AGREEMENT FOR DAILY CONNECTED

TRANSACTIONS BETWEEN THE COMPANY AND CGB

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2016

Independent Financial Adviser to

the Independent Board Committee and the Independent Shareholders

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 27 December 2016 at 10:00 a.m. is set out on pages 34 to 36 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 6 December 2016.

11 November 2016

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB
“AMC”

(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“AMP”

(China Life AMP Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company owned as to 85.03% by AMC and 14.97% by AMP Capital

“AMP Capital”	AMP Capital Investors Limited, a company established under the laws of Australia with limited liability, and a subsidiary of AMP Limited

“AMP Limited”	AMP Limited, a company established under the laws of Australia with limited liability, whose shares are listed on the Australian Securities Exchange and the New Zealand Exchange

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate”	has the meaning given to it under the Hong Kong Listing Rules

“Board” or “Board of Directors”	the board of Directors of the Company
“CGB”	(China Guangfa Bank Co., Ltd.), a joint stock limited liability company incorporated under the laws of the PRC, which is held as to 43.686% by the Company

“CIRC”	the China Insurance Regulatory Commission

DEFINITIONS

“CLIC”

(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Framework Agreement in relation to Daily Transactions on Subscription and Redemption of Fund Products and Asset Management for Specific Clients to be entered into between AMP and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement and the CLP&C Framework Agreement
“CLP&C”

(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“CLP&C Framework Agreement”	the Cooperation Framework Agreement to be entered into between AMP and CLP&C

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Framework Agreement”

the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions to be entered into between AMP and the Company

“connected person”	has the meaning given to it under the Hong Kong Listing Rules

“controlling shareholder”	has the meaning given to it under the Hong Kong Listing Rules

“CSRC”	the China Securities Regulatory Commission

“Director(s)”	director(s) of the Company

DEFINITIONS

“EGM” or “Extraordinary General Meeting”

the first extraordinary general meeting 2016 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 27 December 2016 at 10:00 a.m.

“Group”	the Company and its subsidiaries

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Board Committee”

the independent board committee of the Company formed to consider the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto), comprising all Independent Non- executive Directors, namely, Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie

“Independent Director(s)” or “Independent Non-executive Director(s)”	independent non-executive Director(s) of the Company

“Independent Financial Adviser” or “Alliance Capital”

Alliance Capital Partners Limited, a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto)

“Independent Shareholders”	shareholders of the Company other than CLIC

DEFINITIONS

“Latest Practicable Date”	7 November 2016, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listco Group Transactions”	the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement
“Pension Company”

(China Life Pension Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of the Company owned as to 70.74% by the Company, 19.99% by AMP Life Limited (a subsidiary of AMP Limited), 4.41% by CLIC and 3.53% by AMC

“Pension Company Framework Agreement”

the Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions to be entered into between AMP and Pension Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	share(s) of the Company, including the A Share(s) and the H Share(s)

“Supervisor(s)”	supervisor(s) of the Company

“US”	the United States of America

“USD”	the lawful currency of the US

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street Xicheng District Beijing 100033 PRC
Mr. Yang Mingsheng

Executive Directors:
Mr. Lin Dairen, Mr. Xu Hengping, Mr. Xu Haifeng
Place of Business in Hong Kong:
Non-executive Directors:	1403, 14/F
Mr. Miao Jianmin, Mr. Wang Sidong, Mr. Liu Jiade	C.L.I. Building
313 Hennessy Road, Wanchai
Independent Non-executive Directors:	Hong Kong
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike,
Mr. Tang Xin, Ms. Leung Oi-Sie Elsie

11 November 2016

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 27 December 2016 at 10:00 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM.

2.	OUTLINE OF THE “13TH FIVE-YEAR” DEVELOPMENT PLAN

For the purpose of planning and pushing forward various matters during the “13th Five-Year” period, the Company has formulated the “Outline of the ‘13th Five-Year’ Development Plan of China Life Insurance Company Limited”, which was considered and approved at the seventh meeting of the Strategy and Investment Decision Committee under the fifth session of the Board and the eighth meeting of the fifth session of the Board held on 25 August 2016. Pursuant to the relevant PRC regulatory requirements, it is hereby submitted to the EGM for consideration and approval. The main contents of the outline are set out in Appendix I to this circular.

LETTER FROM THE BOARD

3.	CHANGE OF THE AUDITOR FOR US FORM 20-F OF THE COMPANY FOR THE YEAR 2016

Reference is made to the announcement of the Company dated 27 October 2016 in relation to the proposed change of the auditor for US Form 20-F of the Company for the year 2016.

As disclosed in the circular of the Company dated 12 April 2016 and the announcement of the Company dated 30 May 2016, the Company has appointed Ernst & Young Hua Ming LLP (“Ernst & Young Hua Ming”) and Ernst & Young (“Ernst & Young”) as the PRC auditor and the international auditor of the Company for the year 2016, respectively. Both auditors shall hold office until the conclusion of the 2016 annual general meeting of the Company.

The Company received the resignation letter from Ernst & Young stating that, due to its requirements for project management, Ernst & Young proposed to resign from its position as the auditor for US Form 20-F of the Company. The resignation will take effect from the conclusion of the EGM. The Company proposes to change the auditor of the Company responsible for auditing the US Form 20-F for the year 2016 from Ernst & Young to Ernst & Young Hua Ming, who shall hold office until the conclusion of the 2016 annual general meeting of the Company. Ernst & Young will still be acting as the Hong Kong auditor of the Company.

Ernst & Young has confirmed in writing that there is no matter relating to its resignation as the auditor for US Form 20-F of the Company that needs to be brought to the attention of the shareholders of the Company. The Board has confirmed that there are no disagreements between the Company and Ernst & Young, and the Board is not aware of any other matters in relation to the change of the auditor for US Form 20-F of the Company that need to be brought to the attention of the shareholders of the Company. The Independent Directors expressed their independent opinion in favor of the change of the auditor for US Form 20-F of the Company.

This resolution was considered and approved at the eighth meeting of the Audit Committee under the fifth session of the Board and the ninth meeting of the fifth session of the Board held on 27 October 2016, and is hereby submitted to the EGM for consideration and approval.

LETTER FROM THE BOARD

4.	RENEWAL OF CONTINUING CONNECTED TRANSACTIONS WITH AMP

Reference is made to the announcement of the Company dated 27 October 2016 in relation to the renewal of continuing connected transactions with AMP.

As disclosed in the announcement, the existing framework agreements entered into by each of the Company, Pension Company, CLIC and CLP&C with AMP will expire on 31 December 2016. After expiry of the existing framework agreements, the Company, Pension Company, CLIC and CLP&C propose to continue the daily transactions with AMP, which mainly include the subscription and redemption of fund products, sales agency services and asset management for specific clients. As such, the Company, Pension Company, CLIC and CLP&C propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement with AMP, respectively. Such transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules, and are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

After the approval from the Independent Shareholders is obtained at the EGM, the parties will enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement, which will contain substantially the same terms as those to be approved by the Independent Shareholders at the EGM. Any material amendment or change in the terms will be subject to the approval by the Independent Shareholders.

The Independent Board Committee comprising all Independent Non-executive Directors has been established to advise the Independent Shareholders as to whether the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Alliance Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on pages 37 to 38 of this circular and the letter from Alliance Capital set out on pages 39 to 70 of this circular. Your attention is also drawn to the general information set out in Appendix II to this circular.

COMPANY FRAMEWORK AGREEMENT

Parties

The Company

AMP

LETTER FROM THE BOARD

Scope of Transactions

Under the Company Framework Agreement, the Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: the Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. The Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

sales agency services: AMP, as a fund manager, will entrust the Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay the Company fees in connection with the sales agency services as permitted by laws and regulations, including sales commission fee and client maintenance fee.

(c)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company.

(d)

other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by AMP from the Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

It is currently expected that the other daily transactions and the Pension Company Framework Agreement to be conducted by the parties under the Company Framework Agreement will mainly include the purchase of insurance products by AMP from the Company and Pension Company, the leasing of office space by the Company and Pension Company to AMP, and the provision of promotional and referral services by the Company and Pension Company for the purpose of promoting the brand, website, WeChat public account and mobile application of AMP.

LETTER FROM THE BOARD

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the Company’s subscription of the fund units, the Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the Company’s redemption of the fund units, AMP shall pay to the Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

sales agency services: AMP shall pay to the Company the sales commission fee based on the amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by the Company and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to the Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)

asset management for specific clients: the Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company to AMP every six months or at such time as specified in the relevant asset management contract.

(d)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

LETTER FROM THE BOARD

Term

Subject to the execution of the Company Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the Company Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between the Company and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016, as well as the annual caps for the three years ending 31 December 2016 under the existing framework agreement between the parties are as follows:

					RMB in million
	For the year ended 31 December 2014		For the year ended 31 December 2015		For the year ending 31 December 2016	For the six months ended 30 June 2016
	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount

Subscription price and corresponding subscription fee for the subscription of fund products payable by the Company	30,000	11,460.00	66,000	3,910.01	72,600	680.00
Redemption price payable by AMP and corresponding redemption fee for the redemption of fund products payable by the Company	30,000	4,414.71	66,000	5,817.71	72,600	3,525.81
Sales commission fee and client maintenance fee payable by AMP	100	0	300	0	400	0
Management fee payable by the Company for the asset management for specific clients	10	0	20	1.49	20	3.44
Fees for other daily transactions*	50	0.47	100	0.42	100	0

*	The historical transactions conducted by the parties which fall into the category of “other daily transactions” involve the purchase of insurance products by AMP from the Company.

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price and corresponding subscription fee for the subscription of fund products payable by the Company	72,600.00	72,600.00	72,600.00
Redemption price payable by AMP and corresponding redemption fee for the redemption of fund products payable by the Company	72,600.00	72,600.00	72,600.00
Sales commission fee and client maintenance fee payable by AMP	700.00	800.00	900.00
Management fee and performance-based fee payable by the Company for the asset management for specific clients	300.00	400.00	500.00
Fees for other daily transactions	100.00	100.00	100.00

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by the Company in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of the Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the sales commission fee and client maintenance fee, the parties have taken into account the number and scale of fund products expected to be issued by AMP, the estimated sales volume of the fund products, the estimated fees of the transactions, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee and performance-based fee for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate and performance-based fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

LETTER FROM THE BOARD

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account the business growth of AMP in the next three years in various aspects, including the number of employees of AMP, the insurance expenditure per person, the estimated rent of office space and the average office space per person.

PENSION COMPANY FRAMEWORK AGREEMENT

Parties

Pension Company

AMP

Scope of Transactions

Under the Pension Company Framework Agreement, Pension Company and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

sales agency services: after Pension Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust Pension Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay Pension Company fees in connection with the sales agency services as permitted by laws and regulations, including sales commission fee and client maintenance fee.

(c)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of Pension Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of Pension Company.

(d)

other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by AMP from Pension Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

LETTER FROM THE BOARD

It is currently expected that the other daily transactions to be conducted by the parties under the Pension Company Framework Agreement will mainly include the purchase of insurance products by AMP from Pension Company, the leasing of office space by Pension Company to AMP, and the provision of promotional and referral services by Pension Company for the purpose of promoting the brand, website, WeChat public account and mobile application of AMP.

Pricing and Payment

Pricing of the transactions under the Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of Pension Company’s subscription of the fund units, Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of Pension Company’s redemption of the fund units, AMP shall pay to Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

sales agency services: AMP shall pay to Pension Company the sales commission fee based on the amount of the funds sold by Pension Company and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by Pension Company and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to Pension Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)

asset management for specific clients: Pension Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the

LETTER FROM THE BOARD

operations of the assets, and shall be paid by Pension Company to AMP every six months or at such time as specified in the relevant asset management contract.

(d)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

Term

Subject to the execution of the Pension Company Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the Pension Company Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Pension Company Framework Agreement.

Historical Figures

There were no historical transactions of a similar nature between Pension Company and AMP. Set out below are the annual caps for the three years ending 31 December 2016 under the existing framework agreement between the parties:

					RMB in million
	For the year ended 31 December 2014		For the year ended 31 December 2015		For the year ending 31 December 2016	For the six months ended 30 June 2016
	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount

Subscription price and corresponding subscription fee for the subscription of fund products payable by Pension Company	5,000	0	10,000	0	10,000	0
Redemption price payable by AMP and corresponding redemption fee for the redemption of fund products payable by Pension Company	5,000	0	10,000	0	10,000	0
Sales commission fee and client maintenance fee payable by AMP	50	0	100	0	100	0
Fees for other daily transactions	50	0	100	0	100	0

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the Pension Company Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price and corresponding subscription fee for the subscription of fund products payable by Pension Company	10,000.00	10,000.00	10,000.00
Redemption price payable by AMP and corresponding redemption fee for the redemption of fund products payable by Pension Company	10,000.00	10,000.00	10,000.00
Sales commission fee and client maintenance fee payable by AMP	100.00	100.00	100.00
Management fee and performance-based fee payable by Pension Company for the asset management for specific clients	100.00	100.00	100.00
Fees for other daily transactions	100.00	100.00	100.00

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by Pension Company in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of Pension Company for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the sales commission fee and client maintenance fee, the parties have taken into account the number and scale of fund products expected to be issued by AMP, the estimated sales volume of the fund products, the estimated fees of the transactions, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee and performance-based fee for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate and performance-based fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

LETTER FROM THE BOARD

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account the business growth of AMP in the next three years in various aspects, including the number of employees of AMP, the insurance expenditure per person, the estimated rent of office space and the average office space per person.

CLIC FRAMEWORK AGREEMENT

Parties

CLIC

AMP

Scope of Transactions

Under the CLIC Framework Agreement, CLIC and AMP will enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: CLIC will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLIC will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

asset management for specific clients: AMP will, as an asset manager of CLIC and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLIC, including but not limited to the asset management in relation to fixed income portfolio, commingled portfolio, Hong Kong stock portfolio, and other portfolios managed by AMP under the entrustment of CLIC based on CLIC’s needs.

Pricing and Payment

Pricing of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLIC’s subscription of the fund units, CLIC shall pay to AMP the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus; at the time of CLIC’s redemption of the fund units, AMP shall pay to CLIC the redemption price after

LETTER FROM THE BOARD

deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

asset management for specific clients: CLIC shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The calculation and payment of the management fee and the performance-based fee shall be made pursuant to the relevant asset management contract.

Term

Subject to the execution of the CLIC Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the CLIC Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLIC and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016, as well as the annual caps for the three years ending 31 December 2016 under the existing framework agreement between the parties are as follows:

					RMB in million
	For the year ended 31 December 2014		For the year ended 31 December 2015		For the year ending 31 December 2016	For the six months ended 30 June 2016
	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount

Subscription price and corresponding subscription fee for the subscription of fund products payable by CLIC	5,000	4,380.23	10,000	6,250.00	10,000	110.00
Redemption price payable by AMP and corresponding redemption fee for the redemption of fund products payable by CLIC	5,000	3,927.47	10,000	555.47	10,000	0
Management fee payable by CLIC for the asset management for specific clients	N/A	0	N/A	0	N/A	0.38	*

*

AMP has been providing asset management service to CLIC since 2016. Such transaction fell within the de minimis exemption pursuant to Rule 14A.76(1) of the Listing Rules, and was therefore exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

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Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price and corresponding subscription fee for the subscription of fund products payable by CLIC	10,000.00	10,000.00	10,000.00
Redemption price payable by AMP and corresponding redemption fee for the redemption of fund products payable by CLIC	10,000.00	10,000.00	10,000.00
Management fee and performance-based fee payable by CLIC for the asset management for specific clients	100.00	100.00	100.00

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by CLIC in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of CLIC for the fund products (particularly the general money market funds and the on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee and performance-based fee for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate and performance-based fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

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CLP&C FRAMEWORK AGREEMENT

Parties

CLP&C

AMP

Scope of Transactions

Under the CLP&C Framework Agreement, CLP&C and AMP will  enter into certain daily transactions, including:

(a)

subscription and redemption of fund products: CLP&C will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith. CLP&C will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(b)

sales agency services: after CLP&C obtains the qualification for sale of funds, AMP, as a fund manager, will entrust CLP&C to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay CLP&C fees in connection with the sales agency services as permitted by laws and regulations, including sales commission fee and client maintenance fee.

(c)

asset management for specific clients: subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of CLP&C and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of CLP&C.

(d)

other daily transactions permitted by laws and regulations: including but not limited to, purchase of insurance products by AMP from CLP&C and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

It is currently expected that the other daily transactions to be conducted by the parties under the CLP&C Framework Agreement will mainly include the purchase of insurance products by AMP from CLP&C, the leasing of office

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space by CLP&C to AMP, and the provision of promotional and referral services by CLP&C for the purpose of promoting the brand, website, WeChat publicaccount and mobile application of AMP.

Pricing and Payment

Pricing of the transactions under the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)

subscription and redemption of fund products: the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of CLP&C’s subscription of the fund units, CLP&C shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of CLP&C’s redemption of the fund units, AMP shall pay to CLP&C the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(b)

sales agency services: AMP shall pay to CLP&C the sales commission fee based on the amount of the funds sold by CLP&C and at the rate prescribed in the relevant fund sale contract, and the client maintenance fee based on the daily retention amount of the funds sold by CLP&C and at the rate prescribed in the relevant fund sale contract. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties with respect to similar fund products. AMP shall pay to CLP&C the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

(c)

asset management for specific clients: CLP&C shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by CLP&C to AMP every six months or at such time as specified in the relevant asset management contract.

(d)

other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

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Term

Subject to the execution of the CLP&C Framework Agreement by the parties and the approval of the Independent Shareholders at the EGM, the CLP&C Framework Agreement shall commence on 1 January 2017 and end on 31 December 2019. During the term of the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLP&C Framework Agreement.

Historical Figures

The historical transaction amounts of the above transactions between CLP&C and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016, as well as the annual caps for the three years ending 31 December 2016 under the existing framework agreement between the parties are as follows:

					(RMB in million)
	For the year ended 31 December 2014		For the year ended 31 December 2015		For the year ending 31 December 2016	For the six months ended 30 June 2016
	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount	Annual cap	Historical transaction amount

Subscription price for the fund products payable by CLP&C	5,000	720.00	10,000	0	10,000	0
Redemption price for the fund products payable by AMP	5,000	726.45	10,000	0	10,000	0
Subscription fee for the fund products payable by CLP&C	50	0	100	0	100	0
Redemption fee for the fund products payable by CLP&C	50	0	100	0	100	0
Sales commission fee and client maintenance fee payable by AMP	50	0	100	0	100	0
Fees for other daily transactions*	50	0.02	100	0.03	100	0

*	The historical transactions conducted by the parties which fall into the category of “other daily transactions” involve the purchase of insurance products by AMP from CLP&C.

LETTER FROM THE BOARD

Annual Caps

The Company estimates that the annual caps for the transactions under the CLP&C Framework Agreement for the three years ending 31 December 2019 will be as follows:

			RMB in million
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Subscription price for the fund products payable by CLP&C	10,000.00	10,000.00	10,000.00
Redemption price for the fund products payable by AMP	10,000.00	10,000.00	10,000.00
Subscription fee for the fund products payable by CLP&C	100.00	100.00	100.00
Redemption fee for the fund products payable by CLP&C	100.00	100.00	100.00
Sales commission fee and client maintenance fee payable by AMP	100.00	100.00	100.00
Management fee and performance-based fee payable by CLP&C for the asset management for specific clients	100.00	100.00	100.00
Fees for other daily transactions	100.00	100.00	100.00

In determining the annual caps in respect of the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by CLP&C in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of CLP&C for the fund products (particularly the general money market funds, on-exchange money market funds, equity funds, bond funds and commingled funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the sales commission fee and client maintenance fee, the parties have taken into account the number and scale of fund products expected to be issued by AMP, the estimated sales volume of the fund products, the estimated fees of the transactions, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the management fee and performance-based fee for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate and performance-based fee rate, the estimated performance of the assets under

LETTER FROM THE BOARD

management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

In determining the annual caps in respect of the fees for other daily transactions, the parties have taken into account the business growth of AMP in the next three years in various aspects, including the number of employees of AMP, the insurance expenditure per person, the estimated rent of office space and the average office space per person.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

Subscription and Redemption of Fund Products

For the subscription and redemption of fund products under each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement, the parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, which is calculated by dividing the net asset value of the fund products by the total number of the fund units. The net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises and in accordance with the relevant requirements of the CSRC and the Asset Management Association of China , and taking into account the fund portfolio consisting of securities, bank deposits, receivables and other investments. The calculation of the unit net price of the fund products is set forth in the relevant fund contract and prospectus, and equally applies to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the unit net price of the fund products determined by fund managers, such as AMP, shall be reviewed and examined by the relevant fund custodian bank and publicly disclosed on the relevant fund manager’s website and the designated media of the CSRC.

In connection with the subscription and redemption of fund products, each of the Company, Pension Company, CLIC and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus, which is based on an average market rate. Such average market rate is calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as disclosed in the publicly-available fund contracts and prospectuses. Such publicly-available information is compiled by Wind Information Co., Ltd, an independent integrated financial data service provider in China, and the Group pays a fee to access the compiled information. The subscription fee and redemption fee of the fund products are set forth in the relevant fund contract and prospectus, and equally apply to all investors of the fund products. Pursuant to the relevant PRC laws and regulations, the fund contract and prospectus shall be registered with the CSRC and publicly disclosed on the fund manager’s website and the designated media of the CSRC.

LETTER FROM THE BOARD

Sales Agency Services, Asset Management Services and Other Daily Transactions

In determining the prices for the sales agency services, asset management services and other daily transactions contemplated under the Company Framework Agreement, the Pension Company Framework Agreement and the CLP&C Framework Agreement, as well as the prices for asset management services under the CLIC Framework Agreement, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services/products.

In particular, the price for purchase of insurance products under other daily transactions is determined by the Company, Pension Company and CLP&C with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the Listco Group Transactions and the CLIC Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the methods and procedures adopted above can ensure that the prices and the terms of the Listco Group Transactions and the CLIC Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

REASONS FOR AND BENEFITS OF THE LISTCO GROUP TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of its investment channels and the development of its investment business. The sale of AMP fund products by the Company and Pension Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus achieving better investment returns for the shareholders of the Company.

The investment by CLIC and CLP&C in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP and the management fee income of AMP. In addition, AMP can rely on the extensive distribution network of CLP&C to promote its fund products through the sales agency services of CLP&C.

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In addition, the management of assets by AMP under the entrustment of the Company, Pension Company, CLIC and CLP&C will be conducive to the consolidation of investment resources within the China Life system, and will also help AMP increase its experience in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conducive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

AMP has been expanding its business since its inception in October 2013. Currently, AMP has obtained the business qualifications in relation to the management of public funds, asset management for specific clients and QDII, etc., with the size of its managed assets expanding from RMB18.762 billion as at 31 December 2014 to RMB78.864 billion as at 30 June 2016, representing a growth of 320.3%. As at 30 June 2016, the size of the public funds under the management of AMP was RMB53.327 billion, ranking 37th among 108 managers of public funds. AMP has established well-developed product lines, including money market funds, equity funds, bond funds, commingled funds, composite index funds and industry index funds, which enables it to offer more comprehensive and professional asset management services for various insurance companies. In the meanwhile, the size of insurance assets managed by the Company, Pension Company, CLIC and CLP&C has also been on the rise, thus contributing to an increase in the demand for investment products (including fund products) and entrusted management services. With the continuous improvement of the product lines of AMP and further enhancement of its investment management ability, it is expected that the Company, Pension Company, CLIC and CLP&C will invest much more insurance funds in the products of AMP. Due to the above reasons, the annual caps for the transactions under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement for the three years ending 31 December 2019 have increased significantly as compared to the historical transaction amounts.

The Directors (including the Independent Non-executive Directors) are of the view that the Listco Group Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Listco Group Transactions and the CLIC Group Transactions are fair and reasonable.

As Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade hold management positions in CLIC, CLP&C and/or AMC, they are regarded as having an interest in the Listco Group Transactions and the CLIC Group Transactions, and have therefore abstained from voting on the resolutions in respect of the Listco Group Transactions and the CLIC Group Transactions at the meeting of the Board.

LETTER FROM THE BOARD

HONG KONG LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore also a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Given that the relevant applicable percentage ratios as set out in the Hong Kong Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Listco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. Given that the relevant applicable percentage ratios as set out in the Hong Kong Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

The Company proposes to seek approval from the Independent Shareholders at the EGM in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto). In view of CLIC’s interests in the Listco Group Transactions and the CLIC Group Transactions, CLIC will abstain from voting at the EGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance businesses, other fund applications permitted under the PRC laws and regulations and other businesses approved by the CIRC.

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AMP, a fund management company approved by the CSRC, was established by AMC and AMP Capital on 29 October 2013 with a registered capital of RMB588 million. The business scope of AMP includes fund raising, fund sale, asset management and other businesses permitted by the CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

5.	RENEWAL OF THE FRAMEWORK AGREEMENT FOR DAILY CONNECTED TRANSACTIONS BETWEEN THE COMPANY AND CGB

The Company and its subsidiaries have been entering into daily connected transactions with CGB on normal commercial terms in the ordinary course of business of the Company. The framework agreement for daily connected transactions dated 25 July 2014 between the Company and CGB (the “Existing Framework Agreement”) will expire on 31 December 2016. In order to enhance the operational efficiency of the various types of daily transactions subject to compliance with the listing rules of the relevant listing jurisdictions and the regulatory rules of the industry, the Company intends to continue to enter into the framework agreement for daily connected transactions with CGB (the “New Framework Agreement”).

Identification of Connected Persons

Pursuant to the relevant requirements of the SSE Listing Rules and the Interim Measures for the Administration of Connected Transactions of Insurance Companies issued by the CIRC, as Mr. Yang Mingsheng, the Chairman of the Board of the Company, concurrently serves as the chairman of the board of directors of CGB and Mr. Liu Jiade, a Director of the Company, concurrently serves as a director of CGB, CGB constitutes a connected legal person of the Company under the SSE Listing Rules and the relevant regulatory rules of the CIRC, but does not constitute a connected person of the Company under the Hong Kong Listing Rules. Any daily transaction between the Company and its subsidiaries (as a party) and CGB (as the other party) constitutes a daily connected transaction within the meaning of the SSE Listing Rules and the relevant regulatory rules of the CIRC, but does not constitute a connected transaction within the meaning of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Particulars of Historical Transactions

On 25 July 2014, the Company and CGB entered into the Existing Framework Agreement. Pursuant to the Existing Framework Agreement, in the ordinary course of business of the Company and CGB, the maximum deposit balance for deposit connected transactions in any particular day during the term of the Existing Framework Agreement is RMB50 billion or its equivalent in foreign currency and the cap in respect of the total amount of non-deposit connected transactions for any particular year is RMB8 billion or its equivalent in foreign currency. The term of the Existing Framework Agreement is from 1 January 2014 to 31 December 2016. The daily connected transactions between the Company and CGB during the term of the Existing Framework Agreement are set out below:

		Unit: RMB100 million
	Deposit balances of the Company at CGB
	As at	As at	As at
	31 December	31 December	30 June
	2014	2015	2016

Deposit connected transactions	162.87	96.6	56.12

	Cumulative transaction amounts
			For the six
			months ended
	For the year	For the year	30 June
	2014	2015	2016

Non-deposit connected transactions	8.54	5.39	1.81

The maximum deposit balance of the Company at CGB in any particular day of 2014, 2015 and the first half of 2016 did not exceed the cap stipulated in the Existing Framework Agreement, and the cumulative amount of non-deposit connected transactions between the Company and CGB in 2014, 2015 and the first half of 2016 did not exceed the cap stipulated in the Existing Framework Agreement.

Salient Terms of the New Framework Agreement

The New Framework Agreement proposed to be entered into between the Company and CGB will comprise eight sections, including the scope of the daily connected transactions and the cap in respect of such transactions, principles of the transactions, pricing of the connected transactions, effective term, confidentiality and guarantee, liabilities for breach, dispute resolution, and other matters. Since the Company has become the largest shareholder of CGB, both parties will gradually commence their strategic cooperation in all aspects and at multi-levels in the future. At the same time, subsidiaries of the Company are also constantly expanding the type and scope of their respective businesses. Hence, when compared with the Existing Framework Agreement, there is a greater adjustment in the scope of transactions and the classification of transaction types in the New Framework Agreement, as well as a substantial increase in the cap of the transaction amounts. The calculation method for the

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relevant transaction amounts has also been further defined pursuant to the relevant regulatory rules in the New Framework Agreement.

The salient terms of the New Framework Agreement are described as follows:

(1)	Scope of the daily connected transactions and the cap in respect of such transactions

Based on the substantive content of the daily transactions and the statistical method of connected transactions, the daily connected transactions between the Company and its subsidiaries (as a party) and CGB (as the other party) can be substantially divided into ten categories, namely, “deposit”, “financial market and peer”, “financing”, “investment and wealth management”, co-investment”, “enterprise annuity”, “asset management”, “entrustment”, “agency” and “other daily connected transactions”. The cap for the amounts of the various types of transactions are set out below:

Type of connected transactions		Cap for the amounts of the connected transactions

1.	Deposit connected transactions

The maximum deposit balance in any particular day during the term of the New Framework Agreement shall be RMB270 billion or its equivalent in foreign currency, and the cap in respect of the interest incomes/expenses arising from transactions in any particular year shall be RMB12 billion or its equivalent in foreign currency

2.	Financial market and peer connected transactions

The maximum transaction balance in any particular day during the term of the New Framework Agreement shall be RMB200 billion or its equivalent in foreign currency, and the cap in respect of the relevant fees or incomes arising from transactions (including but not limited to interest, handling fee and service fee, etc.) in any particular year shall be RMB9.5 billion or its equivalent in foreign currency

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Type of connected transactions		Cap for the amounts of the connected transactions

3.	Financing connected transactions

The annual caps in respect of the total amount of transactions (including the scale of financing and interest incomes/expenses arising therefrom, etc.) for the three years ending 31 December 2019 shall be RMB63 billion, RMB63 billion and RMB68 billion or their equivalent in foreign currency, respectively

4.	Investment and wealth management connected transactions

The annual caps in respect of the total amount of transactions (including the scale of transactions on a cumulative basis and any relevant costs arising therefrom) for the three years ending 31 December 2019 shall be RMB150 billion, RMB210 billion and RMB300 billion or their equivalent in foreign currency, respectively

5.	Co-investment connected transactions

The annual caps in respect of the total amount of transactions for the three years ending 31 December 2019 shall be RMB100 billion, RMB100 billion and RMB100 billion or their equivalent in foreign currency, respectively

6.	Enterprise annuity connected transactions

The cap in respect of the scale of entrusted funds for the three years ending 31 December 2019 shall be RMB4 billion, RMB5 billion and RMB5.5 billion or their equivalent in foreign currency, respectively; the annual caps in respect of the total amount of the relevant transaction fees (such as management fee, entrustment fee, account management fee and performance-based fee, etc.) incurred shall be RMB0.04 billion, RMB0.045 billion and RMB0.05 billion or their equivalent in foreign currency, respectively

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Type of connected transactions		Cap for the amounts of the connected transactions

7.	Asset management connected transactions

The annual caps in respect of the total amount of the relevant transaction fees (such as management fee, service fee and handling fee, etc.) incurred for the three years ending 31 December 2019 shall be RMB0.7 billion, RMB0.9 billion and RMB1.2 billion or their equivalent in foreign currency, respectively

8.	Entrustment connected transactions

The annual caps in respect of the total amount of the relevant transaction fees (such as entrustment fee, service fee and handling fee, etc.) incurred for the three years ending 31 December 2019 shall be RMB0.6 billion, RMB0.8 billion and RMB1 billion or their equivalent in foreign currency, respectively

9.	Agency connected transactions

The annual caps in respect of the total amount of the relevant transaction fees (such as agency fee, service fee and handling fee, etc.) incurred for the three years ending 31 December 2019 shall be RMB0.4 billion, RMB0.6 billion and RMB0.8 billion or their equivalent in foreign currency, respectively

10.	Other daily connected transactions

The annual caps in respect of the total amount of transactions for the three years ending 31 December 2019 shall be RMB0.3 billion, 0.6 billion and RMB1 billion or their equivalent in foreign currency, respectively

(2)	Pricing of connected transactions

In accordance with the nature of business, amount and term of transactions, market situation, the relevant PRC policies and requirements, as well as the applicable industry practices, and based on the analysis and review as to the policy, basis and fairness of pricing for specific businesses, the pricing of connected transactions shall be determined through consultation on the basis of the principles of compliance and fairness, and shall be made on conditions which are not more favourable than those applicable to similar transactions with non-connected parties.

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(3)	Effective term

The New Framework Agreement will be effective for a term of three years from 1 January 2017 to 31 December 2019 after it is signed and sealed by the respective legal representative or authorized agent of both parties.

Impact of the New Framework Agreement on the Company

CGB, as a joint stock commercial bank, may provide a wide range of financial services. The daily connected transactions between the Company and CGB are conducted by the Company in its ordinary course of business, and are conducive to the promotion of its strategic cooperation with CGB and the development of its main business of insurance and investment. Subject to compliance with the disclosure and approval requirements under the SSE Listing Rules and the regulatory rules such as the Interim Measures for the Administration of Connected Transactions of Insurance Companies issued by the CIRC, setting the cap for the amounts of the daily connected transactions by way of framework agreement is conducive to the enhancement of efficiency of decision-making and implementation of the daily connected transactions, and is in the interests of the Company and its shareholders as a whole.

This resolution was considered and approved at the eighth meeting of the Audit Committee under the fifth session of the Board and the ninth meeting of the fifth session of the Board. As the caps in respect of the transactions contemplated under the New Framework Agreement exceed the threshold that triggers shareholders’ approval requirement for daily connected transactions under the SSE Listing Rules, the resolution in respect of the New Framework Agreement and the annual caps for such transactions is hereby submitted to the EGM for consideration and approval.

6.	THE EGM

The notice of EGM is set out on pages 34 to 36 of this circular. The proxy form and the reply slip of the EGM are enclosed.

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

LETTER FROM THE BOARD

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 6 December 2016.

7.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the EGM.

8.	RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the EGM.

Yours faithfully,

Yang Mingsheng
Chairman

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2016

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2016

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2016 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 27 December 2016 at 10:00 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the outline of the “13th Five-Year” development plan of the Company.

2.	To consider and approve the change of the auditor for US Form 20-F of the Company for the year 2016.

3.

To consider and approve the Company Framework Agreement (as defined and described in the circular to the shareholders of the Company dated 11 November 2016 (the “Circular”)) and the Pension Company Framework Agreement (as defined and described in the Circular), the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto.

4.

To consider and approve the CLIC Framework Agreement (as defined and described in the Circular) and the CLP&C Framework Agreement (as defined and described in the Circular), the transactions contemplated thereunder and the annual caps for the three years ending 31 December 2019 relating thereto.

5.	To consider and approve the renewal of the Framework Agreement for Daily Connected Transactions between the Company and China Guangfa Bank Co., Ltd.

By Order of the Board

Heng Victor Ja Wei
Company Secretary

11 November 2016

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2016

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Extraordinary General Meeting from Saturday, 26 November 2016 to Tuesday, 27 December 2016 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Extraordinary General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 25 November 2016.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Extraordinary General Meeting.

2.	PROXY

(1)

Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for the Extraordinary General Meeting (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Tuesday, 6 December 2016.

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2016

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Secretariat
Telephone No.	:	86 (10) 6363 2963
Facsimile No.	:	86 (10) 6657 5112

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

11 November 2016

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company dated 11 November 2016 (the “Circular”), of which this letter forms part. Terms defined in the Circular have the same meanings in this letter unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise the Independent Shareholders as to whether, in our opinion, the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Alliance Capital has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

We wish to draw your attention to the letter from the Board set out on pages 5 to 33 of the Circular, and the letter from Alliance Capital to the Independent Board Committee and the Independent Shareholders set out on pages 39 to 70 of the Circular which contains its opinion in respect of the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the advice of Alliance Capital and its recommendation in relation thereto, we consider that the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto) are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolution to be proposed at the EGM to approve the Listco Group Transactions and the CLIC Group Transactions (including the annual caps relating thereto).

Yours faithfully,

the Independent Board Committee of
China Life Insurance Company Limited Chang Tso Tung Stephen Robinson Drake Pike Tang Xin Leung Oi-Sie Elsie

LETTER FROM ALLIANCE CAPITAL

The following is the text of Letter from Alliance Capital Partners Limited to the Independent Board Committee and the Independent Shareholders, prepared for the purpose of inclusion in this circular.

Room 1502-03A, 15/F, Wing On House 71 Des Voeux Road Central, Hong Kong

11 November 2016

To:	The Independent Board Committee and
the Independent Shareholders of China Life Insurance Company Limited

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS AND PROPOSED ANNUAL CAPS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Framework Agreements (as defined below) and the proposed annual caps set out therein, details of which are set out in the letter from the Board (the “Letter from the Board”) contained in the circular dated 11 November 2016 issued by the Company to the Shareholders (the “Circular”), of which this letter forms part. Unless otherwise defined, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As stated in the announcement of the Company dated 27 October 2016, the existing framework agreements entered into by each of the Company, Pension Company, CLIC and CLP&C (collectively the “Insurance Companies”) with AMP will expire on 31 December 2016. After expiry of the existing framework agreements, the Insurance Companies propose to continue the daily transactions with AMP, which mainly include the subscription and redemption of fund products, sales agency services and asset management for specific clients. As such, Insurance Companies propose to enter into the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement (collectively the “Framework Agreements”) with AMP, respectively.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. CLP&C, held as to 60% and 40% by CLIC and the Company respectively, is an associate of CLIC, and is therefore also a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 5%, the CLIC Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM ALLIANCE CAPITAL

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. AMP is a non-wholly owned subsidiary of AMC and is therefore also a connected subsidiary of the Company. As such, the Lisco Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the Listco Group Transactions are more than 5%, the Listco Group Transactions are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

THE INDEPENDENT BOARD COMMITTEE

As at the Latest Practicable Date, the Independent Board Committee, comprising all of the independent non-executive Directors (namely Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin and Ms. Leung Oi-Sie Elsie) who have no direct or indirect interest in the continuing connected transactions contemplated under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement, has been established to advise the Independent Shareholders on whether (i) the transactions contemplated under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement are in the ordinary and usual course of the business of the Group; (ii) the terms of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement are on normal commercial terms and are fair and reasonable and in the interests of the Independent Shareholders as a whole; and (iii) the proposed annual caps under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement for the three years ending 31 December 2017, 2018 and 2019 are fair and reasonable and in the interests of the Independent Shareholders as a whole. In this regard, we, Alliance Capital Partners Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on this matter.

Apart from the normal advisory fee payable to us in connection with our appointment as the Independent Financial Adviser, there is no relationship or interests with the Company, the Insurance Companies, AMP or any other parties that could reasonably be regarded as relevant to our independence. We consider that we are independent under Rule 13.84 of the Hong Kong Listing Rules. We have not in the past two years acted as an independent financial adviser to the Company’s other transactions.

BASIS OF OUR ADVICE

In arriving at our recommendation, we have relied on the statements, information and representations contained in the Circular and the information and representations provided to us by the Directors and the management of the Company. We have assumed that all information and representations contained or referred to in the Circular and all information and representations which have been

LETTER FROM ALLIANCE CAPITAL

provided by the Directors and the management of the Company are true and accurate at the time they were made and will continue to be true and accurate as at the date of the despatch of the Circular. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, information contained in the Circular is accurate and complete in all material respects and not misleading or deceptive and there are no other matters the omission of which would make any statement contained in the Circular misleading. We consider that we have been provided with sufficient information on which to form a reasonable basis for our opinion. We have no reason to suspect that any relevant information has been withheld, nor are we aware of any facts or circumstances which would render the information provided and representations made to us untrue, inaccurate or misleading. We consider that we have performed all the necessary steps to enable us to reach an informed view and to justify our reliance on the information provided to us so as to provide a reasonable basis for our opinion. We have not, however, carried out any independent verification of the information provided by the Directors and the management of the Company, nor have we conducted an independent investigation into the business and affairs or the prospects of the Company, the Group, Pension Company, CLIC, CLP&C, AMP or any of their respective associates.

Lastly, where information in this letter has been extracted from published or otherwise publicly available sources which are the latest information publicly available to the best of our knowledge, the sole responsibility of Alliance Capital Partners Limited is to ensure that such information has been correctly extracted from the relevant sources.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion in respect of the terms of, and proposed annual caps, of the continuing connected transactions under the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement, we have taken into consideration the following principal factors and reasons:

I.	Background of the Company and Pension Company

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sales of securities investment fund, and other businesses permitted by the CIRC.

LETTER FROM ALLIANCE CAPITAL

Pension Company is a subsidiary of the Company, in which the Company owns 70.74% equity stake. Pension Company is principally engaged in group and individual pension insurance and annuity business, short-term medical insurance business, personal accident insurance, re-insurance in connection with the above insurance business, other fund applications permitted under the PRC laws and regulations and other business approved by CIRC.

II.	Background of CLIC and CLP&C

CLIC is a state-owned enterprise established under the laws of the PRC and is the controlling shareholder of the Company, currently holding 68.37% of the issued share capital of the Company. CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is an associate of the Company and is currently owned as to 60% and 40% by CLIC and the Company, respectively. CLP&C is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by CIRC.

III.	Background of AMP

AMP is a fund management company approved by CSRC. AMP is a company established by AMC and AMP Capital on 29 October 2013 with a registered capital of RMB588 million, it is currently owned as to 85.03% and 14.97% by AMC and AMP Capital, respectively. AMC is a 60%-owned subsidiary of the Company and has been engaged in management and utilization of owned capital and insurance funds, entrusted capital management, consulting business relevant to the assets management business for over ten years in the PRC. AMP enjoys a very strong shareholder background not with standing that it is relatively short history of operations.

AMP has been expanding its business since its inception in October 2013. Currently, AMP has obtained the business qualifications in relation to the management of public funds, asset management for specific clients and qualified domestic institutional investor (“QDII”), etc., with the size of its managed assets expanding from RMB18.762 billion as at 31 December 2014 to RMB78.864 billion as at 30 June 2016, representing a growth of 320.3%. As at 30 June 2016, the size of the public funds under the management of AMP was RMB53.327 billion, ranking 37th among 108 managers of public funds in China. AMP has established well-developed product lines, including money market funds, equity funds, bond funds, commingled funds, composite index funds and industry index funds, which enables it to offer more comprehensive and professional asset management services for various insurance companies.

LETTER FROM ALLIANCE CAPITAL

IV.	Reasons for and benefits of entering into the Framework Agreements

As advised by the management of the Company, the Company believes that there are compelling commercial reasons for the Company and the relevant parties to enter into the Framework Agreements. In addition, the management of assets by AMP under the entrustment of the Company, Pension Company, CLIC and CLP&C will be conducive to the consolidation of investment resources within the China Life system, and will also enhance the experience of AMP in the provision of entrusted asset management services to entities outside the system. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conducive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

A.	The Company Framework Agreement and the Pension Company Framework Agreement with AMP

As set out in the Letter from the Board, the investment by the Company and Pension Company in fund products managed by AMP will be conducive to the Group’s expansion of its investment channels and the development of its investment business. The sale of AMP fund products by the Company and Pension Company will diversify the Group’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus creating investment returns for the shareholders of the Company.

A.1	Subscription and redemption of fund products and the payment of respective subscription and redemption fee by the Company and Pension Company

As advised by the management of the Company, insurance companies normally will constantly conduct subscription and also redemption of fund products when managing their insurance products, depending on, among others, the capital market conditions and performance of the respective fund products at the relevant times, for the purpose of optimizing the investment portfolio of their insurance products.

As discussed with the management of the Company, the insurance business of the Group has experienced a steady growth in the recent years. According to the annual report of the Company for the year ended 31 December 2015, the net premium earned of the Group increased from RMB324,813 million in 2013 to RMB330,105 million in 2014 and to RMB362,301 million in 2015 with a compound annual growth rate (“CAGR”) of 5.61%, while the investment assets of the Group increased from RMB1,848,681 million as at 31 December 2013 to RMB2,100,870 million as at 31 December 2014 and to RMB2,287,639 million as at 31 December 2015 with a CAGR of 11.24%.

LETTER FROM ALLIANCE CAPITAL

According to the projection of the outline of the 13th Five-year Development Plan for the PRC Insurance Industry published by the CIRC, the PRC insurance industry continues to develop rapidly. China’s premium income in 2010 increased from RMB1.3 trillion to RMB2.4 trillion in 2015, a CAGR of 13.4%. It is expected that the direct insurance premium income and the total asset value of the insurance industry in the PRC will amount to RMB4,500 billion and RMB25,000 billion in 2020, respectively. As discussed with the management of the Company, it is expected that the insurance business of the Company and Pension Company will grow in line with the market in future. In view of the growing PRC insurance market, it would be beneficial to the Company and Pension Company to enrich their available investment choices, so as to increase their flexibility on designing insurance product with different investment focus and strategies on risks and returns.

As discussed with the management of the Company, leveraging on the expertise in fund management of AMP Capital, one of the shareholders of AMP, it is believed that AMP can provide reliable and comprehensive fund products with appropriate risk management control to the Company and Pension Company.

Since AMP is an 85.03%-owned subsidiary of the Company and its results of operations will be consolidated to the financial statements of the Company. The subscription/redemption fee payable by the Company and Pension Company to AMP will be eliminated when preparing the consolidated financial statements of the Group. Therefore, the subscription/ redemption fee can be reduced on the perspective of the Group’s level, when compared to those fund products of independent third parties.

Having considered the above, we concur with the view of the Directors that the subscription and redemption of fund products of AMP and the payment of respective subscription and redemption fee are in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

A.2	Sales agency services of the Company and Pension Company to AMP

As discussed with the management of the Company, as a result of the continuous growth of the PRC economy, customers’ awareness of the importance of wealth management and demand for more diversified investment products have been continuously increasing. Through the provision of sales agency services to AMP, the Company and Pension Company can capture new business opportunities amid the expected growth in the fund market in the PRC, generate new source of commission income, and broaden the income stream of the Group. In addition, as discussed with the management of the Company, by engaging in the sales agency services of fund products, the Company and Pension Company will be able to provide more comprehensive products and services to its existing customers, offering not only insurance products but also fund products to satisfy the financial management needs of its customers.

LETTER FROM ALLIANCE CAPITAL

By entering into the respective framework agreements with AMP, the Company and Pension Company can at least secure certain initial customers for its sales of fund products business, which will be an important start-up for the development of such new business.

Having considered the above, we concur with the view of the Directors that the sales agency services to AMP is entered into in the ordinary and usual course of business of the Group and in the interests of the Company and the Independent Shareholders as a whole.

A.3	Asset management services of AMP to the Company and Pension Company

As mentioned in the annual report for the year ended 31 December 2015 of the Company, the Company is one of the largest institutional investors in China, and is China’s largest insurance asset management company through its controlling shareholding in AMC. Under the asset management services to be provided by AMP to the Company and Pension Company, AMP will invest and manage assets entrusted to it by the Company and Pension Company in accordance with the requirements of the applicable laws and regulations. Leveraging on the expertise in asset management of its shareholders, AMP Capital, the management of the Company believes the provision of asset management services by AMP can generally satisfy the asset management needs of the Company and Pension Company.

Having considered the above, we concur with the view of the Directors that the asset management services by AMP is entered into in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

A.4	Other daily transactions with AMP

The Company and Pension Company will conduct other daily transactions permitted by laws and regulations, including purchase of insurance products by AMP from the Company and Pension Company and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotion and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time. It is currently expected that the other daily transactions to be conducted by the parties under the Company Framework Agreement and Pension Company Framework Agreement will mainly include the purchase of insurance products by AMP from the Company and Pension Company, the

LETTER FROM ALLIANCE CAPITAL

leasing of office space by the Company and Pension Company to AMP, and the provision of promotional and referral services by the Company and Pension Company for the purpose of promoting the brand, website, WeChat public account and mobile application of AMP.

As discussed with the Company, other daily transactions are mainly to facilitate the daily operations of AMP, being the non-wholly owned subsidiary of the Company.

Having considered the above, we concur with the view of the Directors that other daily transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement, fall within the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

B.	The CLIC Framework Agreement and the CLP&C Framework Agreement with AMP

As set out in the Letter from the Board, the investment by CLIC and CLP&C in fund products managed by AMP will diversify the investor portfolio of AMP, and increase the scale of assets under management by AMP, which will in turn increase the fund management fee income of AMP. In addition, AMP can rely on the extensive distribution network of CLP&C to promote its fund products through the sales agency services of CLP&C.

B.1	Subscription and redemption of fund products and the payment of respective subscription and redemption fee by the CLIC and CLP&C to AMP

As advised by the management of the Company, insurance companies normally will constantly conduct subscription and redemption of fund products when managing their insurance products, depending on, among others, the capital market conditions and performance of the respective fund products at the relevant times, for the purpose of optimizing the investment portfolio of their insurance products.

As advised by the management of the Company, CLIC and CLP&C being two leading insurance companies in the PRC, the subscription of fund products by them will enhance and diversify the investor portfolio of AMP. The subscription of fund products can also increase the scale of asset under management of AMP, which in turn will increase the fund management fee income of AMP.

Having considered the above, we concur with the view of the Directors that the subscription and redemption of fund products of AMP and the payment of respective subscription and redemption fee by CLIC and CLP&C is entered into in the ordinary and usual course of business of AMP and in the interests of the Company and the Independent Shareholders as a whole.

LETTER FROM ALLIANCE CAPITAL

B.2	Sales agency services by CLP&C

As discussed with the management of the Company, CLP&C possesses an extensive distribution network in the PRC, comprising exclusive agents and direct sales representatives. CLP&C has a wide geographic distribution coverage and is one of the dominant leaders in the property and casualty insurance market in the PRC. Therefore, in view of the fact that AMP was only newly incorporated in October 2013 and the development of its sales force is still on-going, AMP can rely on the established distribution network of CLP&C to promote its fund products in the nation wide through the sales agency services of CLP&C.

Having considered the above, we concur with the view of the Directors that the sales agency services from CLP&C is entered into in the ordinary and usual course of business of AMP and in the interests of the Company and the Independent Shareholders as a whole.

B.3	Asset management services of AMP to the CLIC and CLP&C

As advised by the management of the Company, insurance companies normally will constantly entrust professional management companies to invest the entrusted assets for and on behalf of the insurance companies. As advised by the management of the Company, CLIC and CLP&C being one of the leading insurance companies in the PRC, the subscription of fund products by them will enhance and diversify the investor portfolio of AMP. The subscription of fund products can also increase the scale of asset under management of AMP, which in turn will increase the fund management fee income of AMP. The development of AMP (an indirect non-wholly owned subsidiary of the Company) will be conductive to the overall business development of the Group, and will bring better investment returns for the shareholders of the Company.

Having considered the above, we concur with the view of the Directors that the asset management services provided by AMP are in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

B.4	Other daily transactions with CLP&C

AMP will conduct other daily transactions permitted by laws and regulations, including purchase of insurance products by AMP from CLP&C and other daily transactions between the parties as permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time. It is currently expected that the other daily transactions to be conducted by the parties under the CLP&C Framework Agreement will mainly include the purchase of insurance products by AMP from CLP&C, the leasing of office space by CLP&C to AMP, and the provision of promotional and referral services by CLP&C for the purpose of promoting the brand, website, WeChat public account and mobile application of AMP.

LETTER FROM ALLIANCE CAPITAL

As discussed with the Company, other daily transactions are mainly to facilitate the daily operations of AMP. Having considered the above, we concur with the view of the Directors that the other daily transactions contemplated under the CLP&C Framework Agreement, fall within the ordinary and usual course of business of AMP and is in the interests of the Company and the Shareholders as a whole.

V.	Principal Terms of the Framework Agreements

A.	The Company Framework Agreement and the Pension Company Framework Agreement with AMP

Parties	(1)	Each of the Company and Pension Company

	(2)	AMP

Term

Commencing on 1 January 2017 ending on 31 December 2019. During the term of each the Company Framework Agreement and the Pension Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement and the Pension Company Framework Agreement respectively.

Scope of Transactions	Under the Company Framework Agreement and the Pension Company Framework Agreement, each of the Company and Pension Company will enter into certain daily transactions with AMP, including:

LETTER FROM ALLIANCE CAPITAL

(i)	Subscription and redemption of fund products

Each of the Company and Pension Company will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

The Company and Pension Company will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

(ii)	Sales agency services

After Pension Company obtains the qualification for sale of funds, AMP, as a fund manager, will entrust the Company or Pension Company to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to the Company or Pension Company the fees in connection with sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(iii)	Asset management for specific clients

Subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the Company and Pension Company and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the Company and Pension Company.

LETTER FROM ALLIANCE CAPITAL

	(iv)	Other daily transactions permitted by laws and regulations

Other daily transactions permitted by laws and regulations, including, purchase of insurance products by AMP from the Company and Pension Company and other daily transactions between the parties permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotional and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

It is currently expected that the other daily transactions and the Pension Company Framework Agreement to be conducted by the parties under the Company Framework Agreement will mainly include the purchase of insurance products by AMP from the Company and Pension Company, the leasing of office space by the Company and Pension Company to AMP, and the provision of promotional and referral services by the Company and Pension Company for the purpose of promoting the brand, website, WeChat public account and mobile application of AMP.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement and Pension Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

LETTER FROM ALLIANCE CAPITAL

(i)	Subscription and redemption of fund products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and the Company and Pension Company shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus. At the time of the subscription of the fund units by the Company and Pension Company, the Company and Pension Company shall pay to AMP the subscription price and the corresponding subscription fee in full; at the time of the redemption of the fund units by the Company and Pension Company, AMP shall pay to the Company and Pension Company the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

(ii)	Sales agency services

AMP shall pay to the Company and Pension Company the sales commission fee based on the amount of the funds sold at the rate prescribed in the relevant fund sale contract, and the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds sold. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of sales agency services with independent third parties for similar fund products. AMP shall pay to the Company and Pension Company the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

LETTER FROM ALLIANCE CAPITAL

(iii)	Asset management for specific clients

The Company and the Pension Company shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by the Company and Pension Company to AMP every six months or at such time as specified in the relevant asset management contract.

(iv)	Other daily transactions permitted by laws and regulations

The parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant service recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

As advised by the management of the Company, the terms of the Company Framework Agreement and the Pension Company Framework Agreement were arrived at after arm’s length negotiations between each of the Company and Pension Company with AMP and the Directors consider that the terms of the Company Framework Agreement and the Pension Company Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

As discussed with the management of the Company, AMP has its own board of directors and senior management team and has full rights to make all decisions on, and to carry out, its own business operations (including launching investment products and determination of the respective terms) independent of the Company and Pension Company.

For the subscription and redemption of fund products, the subscription and redemption price will be determined based on the unit net price of the funds on the relevant day. As noted from the Letter from the Board, the unit net price is

LETTER FROM ALLIANCE CAPITAL

calculated by dividing the net asset value of the fund products by the total number of the fund units and the net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises in accordance with the relevant requirements of the CSRC and the Asset Management Association of China .. For the subscription fee and redemption fee, it will be determined based on the respective subscription rate and redemption rate as stipulated in the fund agreement and the prospectus. As noted from the Letter from the Board, the subscription rate and redemption rate is based on the average market rate calculated by referencing the subscription fees or redemption fees of fund products of a similar type in the market, as compiled by Wind Information Co., Ltd., an independent financial data provider in China. Therefore, the subscription/redemption price and the subscription/ redemption fee rate offered by AMP will be exactly the same for subscription/ redemption performed by any of the Company, Pension Company or independent third parties under the same fund products. Given the above, we are of the view that the terms of the Company Framework Agreement and the Pension Company Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

For the sales agency services, the commission fee rate is determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/ products. Based on the proposed annual caps of the transactions and the expected sales volume of the fund products as advised by the Company, the expected commission fee rate of the sales agency services can be identified. We have reviewed more than 15 sample sales agency contracts for historical transactions between AMP and other third party sales agencies, which accounted for more than 50% of the total number of sale agencies contracts of AMP from 1 January 2014 to 30 June 2016. Thus, we are of the view that the sample size are sufficient. We noted that the terms (including expected commission fee rate and payment terms) under the sales agency transactions under the Company Framework Agreement and the Pension Company Framework Agreement are comparable to those entered into by AMP with independent third parties. We have also reviewed more than 20 sample public funds with similar size of AMP’s assets under management, which accounted for more than 50% of the total number of public funds with similar size. Thus, we are of the view that the sample size is sufficient, we noted that the expected commission fee rate for the sales agency transactions under the Company Framework Agreement and the Pension Company Framework Agreement are comparable to and within the range of those sample funds selected. Given the above and our review of the internal control procedures on continuing connected transactions being in place, we are of the view that the terms of the Company Framework Agreement and the Pension Company Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM ALLIANCE CAPITAL

For asset management services and other daily transactions, the prices are determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/products. In particular as stated in the Letter from the Board, the price for purchase of insurance products under other daily transactions is determined by the Company and Pension Company with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents. Given the above and our review of the internal control procedures on continuing connected transactions being in place, we are of the view that the terms of the Company Framework Agreement and the Pension Company Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

In determining the prices for the sales agency services, asset management services and other daily transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services/products.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the Listco Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time.

We concur with the Company’s view that the methods and procedures adopted above can ensure that the prices and the terms of the Listco Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

We consider we have performed test checks on historical transactions conducted under the existing framework agreements between AMP and the Company as well as AMP and Pension Company. We note that the pricing and payment of such transactions have been determined and conducted in accordance with the relevant pricing principles and internal control procedures.

LETTER FROM ALLIANCE CAPITAL

B.	The CLIC Framework Agreement and the CLP&C Framework Agreement with AMP

Parties	(1)	AMP

	(2)	Each of CLIC and CLP&C

Term

Commencing on 1 January 2017 ending on 31 December 2019. During the term of each the CLIC Framework Agreement and the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement and the CLP&C Framework Agreement respectively.

Scope of Transactions	Under the CLIC Framework Agreement and the CLP&C Framework Agreement, each of the CLIC and CLP&C will enter into certain daily transactions with AMP, including:

	(i)	Subscription and redemption of fund products

Each of CLIC and CLP&C will subscribe for or redeem the fund units of the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities), and pay the subscription fee or redemption fee in connection therewith.

CLIC and CLP&C will make such subscription or redemption at its own discretion and in accordance with its own investment requirements.

LETTER FROM ALLIANCE CAPITAL

(ii)	Sales agency services

After CLP&C obtains the qualification for sale of funds, AMP, as a fund manager, will entrust CLP&C to act as its agent to sell the funds managed by AMP (including money market funds, bond funds, equity funds, commingled funds and other types of funds permitted by laws and regulations or regulatory authorities) on normal commercial terms, and pay to CLP&C the fees in connection with the sales agency services as permitted by laws and regulations, including the sales commission fee and the client maintenance fee.

(iii)	Asset management for specific clients

Subject to compliance with the relevant laws and regulations, as well as the regulatory requirements for the insurance and fund industries, AMP will, as an asset manager of the CLIC and CLP&C and in conjunction with the asset custodian, invest the entrusted assets for and on behalf of the CLIC and CLP&C.

(iv)	Other daily transactions permitted by laws and regulations

Other daily transactions permitted by laws and regulations, including purchase of insurance products by AMP from CLP&C and other daily transactions between the parties permitted by laws and regulations, such as leasing of assets, mutual provision of information system services and promotion and referral services, as well as mutual provision of other services as may be contemplated by the parties from time to time.

It is currently expected that the other daily transactions to be conducted by the parties under the CLP&C Framework Agreement will mainly include the purchase of insurance products by AMP from CLP&C, the leasing of office space by CLP&C to AMP, and the provision of promotional and referral services by CLP&C for the purpose of promoting the brand, website, WeChat publicaccount and mobile application of AMP.

LETTER FROM ALLIANCE CAPITAL

Pricing and Payment

Pricing of the transactions under the CLIC Framework Agreement and the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

	(i)	Subscription and redemption of fund products

The parties shall determine the price for the subscription or redemption of fund products based on the unit net price of the fund products on the date of the subscription or redemption, and CLIC and CLP&C shall pay to AMP the subscription fee or redemption fee at the rate prescribed in the relevant fund contract and prospectus.

At the time of CLIC’s and CLP&C’s subscription of the fund units, CLIC or CLP&C shall pay to AMP respectively the subscription price and the corresponding subscription fee in accordance with the relevant fund contract and prospectus.

At the time of redemption of the fund units by CLIC and CLP&C, AMP shall pay to CLIC and CLP&C the redemption price after deduction of the redemption fee in accordance with the timeframe prescribed in the relevant fund contract and prospectus.

	(ii)	Sales agency services

AMP shall pay to CLP&C the sales commission fee at the rate prescribed in the relevant fund sale contract, and since the inception of the funds, the client maintenance fee at the rate prescribed in the relevant fund sale contract and based on the daily retention amount of the funds. The sales commission fee and the client maintenance fee shall be determined with reference to market standards, industry practices and rates of similar fund products in the market. AMP shall pay CLP&C the sales commission fee and the client maintenance fee on a monthly or quarterly basis in accordance with the relevant fund sale contract.

LETTER FROM ALLIANCE CAPITAL

(iii)	Asset management for specific clients

Under the CLIC Framework Agreement, CLIC shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The calculation and payment of the management fee and the performance-based fee shall be made pursuant to the relevant asset management contract.

Under the CLP&C Framework Agreement, CLP&C shall pay to AMP the management fee and the performance-based fee at the rate prescribed in the relevant asset management contract. The parties shall determine the price based on such factors as the scale and nature of asset management plans, and with reference to market standards, industry practices and rates charged by/to independent third parties in similar asset management transactions. The management fee shall be calculated on a daily basis from the commencement date of the operations of the assets, and shall be paid by CLP&C to AMP every six months or at such time as specified in the relevant asset management contract.

(iv)	Other daily transactions permitted by laws and regulations

The relevant parties shall determine the price with reference to market standards of similar transactions and rates charged by/to independent third parties in similar transactions. The payment shall be made by the relevant services recipient in accordance with the settlement terms in the specific agreements to be entered into between the parties.

As advised by the management of the Company, the terms of the CLIC Framework Agreement and CLP&C Framework Agreement were arrived at after arm’s length negotiations between each of the CLIC and CLP&C with AMP and the Directors consider that the terms of the CLIC Framework Agreement and CLP&C Framework Agreement are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM ALLIANCE CAPITAL

For the subscription and redemption of fund products, the subscription and redemption price will be determined based on the unit net price of the funds on the relevant day. As noted from the Letter from the Board, the unit net price is calculated by dividing the net asset value of the fund products by the total number of the fund units and the net asset value of the fund products is determined based on the China Accounting Standards for Business Enterprises in accordance with the relevant requirements of the CSRC and the Asset Management Association of China .. Subscription fee and redemption fee will be determined based on the respective subscription rate and redemption rate as stipulated in the fund agreement and the prospectus. As noted from the Letter from the Board, the subscription rate and redemption rate is based on the average market rate calculated by referencing the subscription fees or redemption fees of similar fund products in the market, as compiled by Wind Information, an independent financial data provider in China. Therefore, the subscription/redemption price and the subscription/redemption fee rate offered by AMP will be exactly the same for any of CLIC, CLP&C or independent third parties under the same fund products. Given the above, we are of the view that the terms of the CLIC Framework Agreement and the CLP&C Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

For the sales agency services, the commission fee rate is determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/ products. As advised by the Company based on the proposed annual caps of the transactions and the expected sales volume of the fund products, the expected commission fee rate of the sales agency services can be identified. We have reviewed more than 15 sample sales agency contracts for historical transactions between AMP and other third party sales agencies, which accounted for more than 50% of the total number of sale agencies contracts of AMP from 1 January 2014 to 30 June 2016. Thus, we are of the view that the sample size is sufficient. We noted that the terms (including expected commission fee rate and payment terms) under the sales agency transactions under the CLP&C Framework Agreement are comparable to those entered into by AMP with independent third parties. We have also reviewed more than 20 sample public funds with similar size of AMP’s assets under management, which accounted for more than 50% of the total number of public funds with similar size. Thus, we are of the view that the sample size is sufficient. We noted that the expected commission fee rate for the sales agency transactions under the CLP&C Framework Agreement are comparable to and within the range of those sample funds selected. Given the above and our review of internal control procedures on continuing connected transactions being in place, we are of the view that the terms of the CLP&C Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

LETTER FROM ALLIANCE CAPITAL

For asset management for specific clients and other daily transactions, the prices are determined with reference to market standards and industry practices, by referencing to prices from various independent companies offering/purchasing identical or similar services/products. In particular, as stated in the Letter from the Board, the price for purchase of insurance products under other daily transactions is determined by CLP&C with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including AMP). In addition, the rent for the leasing of office space under other daily transactions is determined by the relevant parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents. Given the above and our review of internal control procedures on continuing connected transactions being in place, we are of the view that the terms of the CLIC Company Framework Agreement and CLP&C Framework Agreement (including the pricing principles) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

In determining the prices for the sales agency services, asset management services and other daily transactions contemplated under the CLP&C Framework Agreement, as well as the prices for asset management services under the CLIC Framework Agreement, the business departments of the Group usually obtains two or more reference prices from various independent companies offering/purchasing identical or similar services/products.

Having obtained the various reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The business departments will generally conduct periodic checking once a year to ascertain whether the terms of the CLIC Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time.

We concur with the Company’s view that the methods and procedures adopted above can ensure that the prices and the terms of the CLIC Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

We consider we have performed test checks on historical transactions conducted under the existing framework agreements between AMP and CLIC as well as AMP and CLP&C. We note that the pricing and payment of such transactions have been determined and conducted in accordance with the relevant pricing principles and internal control procedures.

LETTER FROM ALLIANCE CAPITAL

VI.	Proposed Annual Caps under the Framework Agreements

A.	Proposed Annual Caps under the Company Framework Agreement and the Pension Company Framework Agreement with AMP

Historical figures

The historical transaction amounts of the transaction contemplated under the Company Framework Agreement between the Company and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016 are as follows:

			(RMB in million)
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the six months ended 30 June 2016

Subscription price and corresponding subscription fee for subscription of fund products payable by the Company	11,460.00	3,910.01	680.00

Redemption price payable by AMP and corresponding redemption fee for redemption of fund products payable by the Company	4,414.71	5,817.71	3,525.81

Sales commission fee and client maintenance fee payable by AMP	0	0	0

Management fee payable by the Company for asset management for specific clients	0	1.49	3.44

Fees for other daily transactions*	0.47	0.42	0

* The historical transactions conducted by the parties which fall into the category of “other daily transactions” involve the purchase of insurance products by AMP from the Company.

There were no historical transactions of a similar nature between Pension Company and AMP.

LETTER FROM ALLIANCE CAPITAL

According to the Letter from the Board, the proposed annual caps in respect of the transactions contemplated under the Company Framework Agreement and the Pension Company Framework Agreement with AMP, for each of the three years ending 31 December 2017, 2018 and 2019 are set out below:

		(RMB in million)
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

The Company Framework Agreement

Subscription price and corresponding subscription fee for subscription of fund products payable by the Company	72,600.00	72,600.00	72,600.00

Redemption price and corresponding redemption fee for redemption of fund products payable by the Company	72,600.00	72,600.00	72,600.00

Sales commission fee and client maintenance fee payable by AMP	700.00	800.00	900.00

Management fee and performance-based fee payable by the Company for asset management for specific clients	300.00	400.00	500.00

Fees for other daily transactions	100.00	100.00	100.00

LETTER FROM ALLIANCE CAPITAL

		(RMB in million)
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

The Pension Company Framework Agreement

Subscription price and corresponding subscription fee for the subscription of fund products payable by Pension Company	10,000.00	10,000.00	10,000.00

Redemption price payable by AMP and corresponding redemption fee for the redemption of fund products payable by Pension Company	10,000.00	10,000.00	10,000.00

Sales commission fee and client maintenance fee payable by AMP	100.00	100.00	100.00

Management fee and performance-based fee payable by Pension Company for the asset management for specific clients	100.00	100.00	100.00

Fees for other daily transactions	100.00	100.00	100.00

LETTER FROM ALLIANCE CAPITAL

B.	Proposed Annual Caps under the CLIC Framework Agreement and the CLP&C Framework Agreement with AMP

Historical figures

The historical transaction amounts of the transactions contemplated under CLIC Framework Agreement between CLIC and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016 are as follows:

		RMB in million
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the six months ended 30 June 2016

Subscription price and corresponding subscription fee for subscription of fund products payable by CLIC	4,380.23	6,250.00	110.00

Redemption price payable by AMP and corresponding redemption fee for redemption of fund products payable by CLIC	3,927.47	555.47	0

Management fee payable by CLIC for asset management for specific clients	0	0	0.38	*

*

AMP has been providing asset management service to CLIC since 2016. Such transaction fell within the de minimis exemption pursuant to Rule 14A.76(1) of the Listing Rules, and was therefore exempt from the reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

LETTER FROM ALLIANCE CAPITAL

The historical transaction amounts of the transactions contemplated under CLP&C Framework Agreement between CLP&C and AMP for the two years ended 31 December 2015 and for the six months ended 30 June 2016 are as follows:

		(RMB in million)
	For the year ended 31 December 2014	For the year ended 31 December 2015	For the six months ended 30 June 2016

Subscription price for fund products payable by CLP&C	720.00	0	0

Redemption price for the fund products payable by AMP	726.45	0	0

Subscription fee for the fund products payable by CLP&C	0	0	0

Redemption fee for the fund products payable by CLP&C	0	0	0

Sales commission fee and client maintenance fee payable by AMP	0	0	0

Fees for other daily transactions*	0.02	0.03	0

*	The historical transactions conducted by the parties which fall into the category of “other daily transactions” involve the purchase of insurance products by AMP from CLP&C.

LETTER FROM ALLIANCE CAPITAL

According to the Letter from the Board, the proposed annual caps in respect of the transaction contemplated under the CLIC Framework Agreement and the CLP&C Framework Agreement, for each of the three years ending 31 December 2017, 2018 and 2019 are set out below:

		(RMB in million)
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

The CLIC Framework Agreement

Subscription price and corresponding subscription fee for payable by CLIC subscription of fund products	10,000.00	10,000.00	10,000.00

Redemption price payable by AMP and corresponding redemption fee for redemption of fund products payable by CLIC	10,000.00	10,000.00	10,000.00

Management fee and performance-based fee payable by CLIC for asset management for specific clients	100.00	100.00	100.00

The CLP&C Framework Agreement

Subscription price for fund products payable by CLP&C	10,000.00	10,000.00	10,000.00

Redemption price for fund products payable by AMP	10,000.00	10,000.00	10,000.00

Subscription fee for fund products payable by CLP&C	100.00	100.00	100.00

Redemption fee for fund products payable by CLP&C	100.00	100.00	100.00

Sales commission fee and client maintenance fee payable by AMP	100.00	100.00	100.00

LETTER FROM ALLIANCE CAPITAL

		(RMB in million)
	For the year ending 31 December 2017	For the year ending 31 December 2018	For the year ending 31 December 2019

Management fee and performance-based fee payable by CLP&C for asset management for specific clients	100.00	100.00	100.00

Fees for other daily transactions	100.00	100.00	100.00

As mentioned in the Letter from the Board, in determining the annual caps for the subscription price and redemption price as well as the corresponding subscription fee and redemption fee, the parties have taken into account the estimated amount of the AMP fund products to be held by the Insurance Companies in the next three years, the frequency and fee rate of subscription and redemption of the fund products, the estimated demand of the Insurance Companies for the fund products (particularly general money market funds and on-exchange money market funds), the expected development of the PRC insurance industry and the PRC fund market, as well as the expected business growth in the relevant years.

In determining the annual caps for the sales commission fee and client maintenance fee, the parties have taken into account the number and scale of fund products expected to be issued by AMP, the estimated sales volume of the fund products, the estimated fees of the transactions, as well as the expected business growth in the relevant years.

In determining the annual caps for the management fee and performance-based fee for the asset management for specific clients, the parties have taken into account the scale of assets under entrusted management in the next three years, the fee structure, the estimated management fee rate and performance-based fee rate, the estimated performance of the assets under management, the expected development of the PRC insurance industry, as well as the expected business growth in the relevant years.

In determining the annual caps for the fees for other daily transactions, the parties have taken into account the business growth of AMP in the next three years in various aspects, including the number of employees of AMP, the insurance expenditure per person, the estimated rent of office space and the average office space per person.

LETTER FROM ALLIANCE CAPITAL

As discussed with the management of the Company, we were given to understand that when setting the proposed annual caps under the Framework Agreements (except for the Company Framework Agreement), the management of the Company has assumed that the amount of the transactions will remain flat during the three years ending 31 December 2019.

In analyzing the proposed annual caps for the transactions under the Framework Agreements, we have considered the following:

1.	Expected ending balance and frequency of subscription/redemption of fund products by the Insurance Companies and the expected subscription/redemption fee rate of the fund products by AMP

As discussed with the management of the Company, the proposed annual caps for the subscription/redemption of fund products, and the subscription/redemption fees were determined based on, among others, the expected ending balance of the fund products held by the Insurance Companies, the expected frequency of subscription/redemption of fund products by the Insurance Companies and noted that the expected subscription/redemption fee rate of the fund products by AMP. We have obtained and reviewed the calculations of the proposed annual caps for the subscription/redemption of fund products and the subscription/redemption fees. We have reviewed the historical month-end balance of money market funds, bond funds and equity funds held by the respective Insurance Companies for the year ended 31 December 2015 and the expected ending balance of fund products under the Framework Agreements as stated in the calculations was within the range of the respective historical amounts for unit single fund held by the Insurance Companies. We have also selected sample money market funds, bond funds and equity funds in the PRC market and reviewed the respective frequency of subscription/redemption and the subscription/ redemption fee rate of such sample fund products and the expected frequency of fund products and the subscription/redemption fee rate of AMP was within the range of those of the sample fund products in the market.

2.	Growth potential of insurance industry and fund investment industry in the PRC

As discussed with the management of the Company, the market of the insurance and fund investment industry is, to certain extent, linked to the overall performance of the economy, which promoted the accumulation of social wealth. According to the National Bureau of Statistics of China (http://www.stats.gov.cn/), the GDP of the PRC increased from RMB48,412 billion to RMB67,671 billion from 2011 to 2015, representing a CAGR of approximately 6.93%. Strong growth in the PRC economy and per capita GDP has resulted in an increase in disposable income in China and improvement in living standards.

LETTER FROM ALLIANCE CAPITAL

According to website of CIRC, the total asset value of the insurance industry in the PRC amounted to approximately RMB12,360 billion at 31 December 2015 which increased by 21.66% from the beginning of the year. In addition, the insurance industry in the PRC achieved a direct insurance premium income amounted to approximately RMB2,428.25 billion in 2015, which grew by 20.0% over last year. According to the projection of the outline of the 13th Five-year Development Plan for the PRC Insurance Industry published by CIRC, the PRC insurance industry continues to develop rapidly and it is expected that the direct insurance premium income and the total asset value of the insurance industry in the PRC will be amounted to RMB4,500 billion and RMB25,000 billion in 2020, respectively.

According to the website of Asset Management Association of China, the net asset value under the funds in the PRC increased from RMB4,221 billion as at 31 December 2012 to RMB8,397 billion as at 31 December 2015, representing a growth of 98.9%.

Based on the above, we believe that the PRC insurance and fund investment market has been growing and is expected to continue to grow in the coming years. Thus, there is a high potential for future growth of the investment assets of the Insurance Companies and the fund size of AMP.

3.	Recent business development of AMP and other daily transactions with AMP

As advised by the management of the Company, assets under management of AMP have developed rapidly since its foundation. As at 30 June 2016, AMP managed a total of 21 public fund products and 25 specific client asset management products, with product type covering currency, bonds, indices, stock etc., the total assets under its management reached RMB78.864 billion, in which public offering funds reached RMB53.327 billion. AMP ranked No. 37 among total of 108 qualified public offering fund managers during the Period.

As discussed with the management of the Company, following the enhanced brand awareness and publicity of AMP in the market, the ever growing business scale of AMP, and thus the number of staff and the area of the office spaces of AMP is also expected to increase. The proposed annual caps for the other daily transactions are determined based on, among others, the expected rental rats of the office spaces, the expected insurance cost per staff and the expected number of staff in the near future. We have reviewed the prevailing market rental rates of the premises at proximity to the office spaces of AMP; reviewed the historical insurance cost and salary expenses of AMP and reviewed the expansion plan of AMP for the three years ending 31 December 2019. Based on the above, we consider that the annual caps for the other daily transactions with the Company, Pension Company and CLP&C will not be excessive.

LETTER FROM ALLIANCE CAPITAL

Based on the above, we concur with the Company’s view that the proposed annual caps under the Framework Agreements for the three years ending 31 December 2019 are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

RECOMMENDATIONS

Having considered the principal factors and reasons above, we are of the opinion that the entering into the Framework Agreements are in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, and that the terms of the Framework Agreements (including the proposed annual caps) are on normal commercial terms, and are fair and reasonable so far as the Company and the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution to be proposed at the AGM for approving the Framework Agreements (including the proposed annual caps).

Yours faithfully,
For and on behalf of
Alliance Capital Partners Limited

Andric Yew	Alyssa Ng
Managing Director	Director

Mr. Andric Yew and Ms. Alyssa Ng are licensed persons under the SFO to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities and both of them have more than 10 years’ experience in participation and advising in various initial public offerings and transactions involving companies listed in Hong Kong, including but not limited to the provision of independent financial advisory services regarding continuing connected transactions

APPENDIX I	OUTLINE OF THE “13TH FIVE-YEAR”
DEVELOPMENT PLAN OF THE COMPANY

The main contents of the “Outline of the ‘13th Five-Year’ Development Plan of China Life Insurance Company Limited” are set out below:

I.	DEVELOPMENT TREND DURING THE “13TH FIVE-YEAR” PERIOD

During the “12th Five-Year” period, the Company adhered to the scientific development concept as its guidance, vigorously implemented the innovation-driven development strategy, responded calmly and confidently to complicated situations and severe challenges, and actively pushed forward the transformation of its development form, thus bringing its corporate development to a new level. Taking an overview of the macro-economic environment, industrial trend and the development foundation of the Company at present and for a period of time in the future, the “13th Five-Year” period will be an important period with strategic opportunities for the significant development of the Company. If the Company grasps opportunities at the right time, capitalize on the development trend, and respond calmly and confidently to all challenges, the Company will be able to make great achievements and lay a solid foundation for the establishment of a world-class life insurance company.

II.	GUIDING THOUGHTS AND MAJOR DRIVING FORCES OF THE COMPANY FOR ITS DEVELOPMENT DURING THE “13TH FIVE-YEAR” PERIOD

(1)	Guiding thoughts

The Company will carry forward the spirit of the Eighteenth National Congress of the Communist Party of China (CPC) and the 3rd, 4th and 5th Plenary Sessions of the Eighteenth Central Committee of the CPC in a comprehensive manner, adhere to the scientific development concept as its guidance, put into practice the five key development ideas of “innovation, coordination, green, open and sharing”, and take good advantage of the period with strategic opportunities for the development of a modern insurance industry. With adherence to the development as its top priority, the Company will implement the innovation-driven development strategy in great depth, and focus on improving its development quality and efficiency. The Company will also firmly adhere to the operation ideas of “emphasizing value, strengthening sales force, optimizing structure, achieving stable growth and preventing risks”, promote the development strategy of maintaining a leading position in individual insurance industry in both key cities and counties, put more efforts on the establishment of information technology and the development of Internet insurance, focus on key aspects and implement benchmarking practices, so as to promote the transformation and upgrading of its operation and management, accelerate the formation of the mechanism and development model that are conducive to the improvement of its core competitiveness and sustainable development capability, push forward the establishment of a world-class life insurance company in a practical manner, and lay a solid foundation for the Company to grow powerful in all aspects.

APPENDIX I	OUTLINE OF THE “13TH FIVE-YEAR”
DEVELOPMENT PLAN OF THE COMPANY

(2)	Major driving forces for the development during the “13th Five-Year” period

The “13th Five-Year” period is the transitional period of the new and old driving forces for the development of the industry. In order to push forward its transformation and upgrading, the Company must adhere to the five key development ideas of the Central Government, and put more efforts on developing and creating a new engine for its growth while consolidating and maintaining the original driving forces for the development. During the “13th Five-Year” period, the major driving forces for the development of the Company are as follows: relying on innovation-driven development, strengthening the relationship between sales force and its regular premium business, recreating competitive advantages through the coordination of development among districts, obtaining new driving forces from the transformation of the “customer-based” business model, exerting the supporting capability of technology, fully taking advantage of opportunities brought by policies, building a model of comprehensive operation, and increasing the contribution of investments to its operating efficiency and business development.

III.	DEVELOPMENT OBJECTIVES OF THE COMPANY DURING THE “13TH FIVE-YEAR” PERIOD

The “13th Five-Year” period is the critical period of the Company to lay a foundation for growing powerful in all aspects and to work towards its aim of becoming a world-class life insurance company. Building upon its operating results achieved during the “12th Five-Year” period, the Company will strive to achieve its new objectives in seven aspects, including business development, market competition, institutional team building, operating efficiency, customers operation, risk management and corporate culture.

IV.	MAJOR PROJECTS DURING THE “13TH FIVE-YEAR” PERIOD

For the purpose of achieving its development objectives during the “13th Five-Year” period, the Company will make full use of all positive factors and make breakthroughs, with a view to completing 10 major projects.

(1)	Project of “Winning with Innovation”

The Company will strengthen the establishment of a mechanism for innovative development in all aspects so as to enhance its innovative capability in a practical manner. During the “13th Five-Year” period, the Company will accelerate the transformation from “factor-driven development” to “innovation-driven development”, thus making innovative achievements at leading standards in the industry and with significant influence.

(2)	Project of “Improvement on both Quantity and Quality”

With adherence to the coordinated development of “quantity” and “quality” and on the premise of an effective expansion of its sales teams, the Company will focus on enhancing the market development capability and sales skills, expand its traditional sales teams and accelerate the development of the teams for new types of “large individual insurance ”, such

APPENDIX I	OUTLINE OF THE “13TH FIVE-YEAR”
DEVELOPMENT PLAN OF THE COMPANY

as customers maintenance team, insurance financial planner team and professional group insurance marketing team, thereby building a sale team with good quality, reasonable structure, outstanding operating results, as well as integrity and professional standards.

(3)	Project of “Mainstay”

The Company will use local branches as its strategic pivots to strengthen the role played by such local branches. The Company will also speed up in full swing the business development of local branches in key cities, stimulate its development vitality through the innovation of mechanisms, and adhere to the principle of addressing both symptoms and root causes to create its sustainable competitive advantages, thus making the local branches in key cities a powerful support to the corporate development of the Company and the primary symbol of its “power”.

(4)	Project of “Competition among the Top 100”

By grasping the opportunities brought by the national policy of promoting a new type of urbanization and the constantly strong economic growth in counties, the Company will enhance its core competitiveness in its business in counties, create a batch of benchmarking units for business development in counties, and consolidate and expand its competitive advantages in the county market.

(5)	Project of “Talent Development” at the basic level

With adherence to the “value-oriented, competition-oriented and basic level-oriented” approach, the Company will further step up its effort on introducing and cultivating talents, improve the capability and quality of the talents at the basic level, strengthen the construction of talent teams, and facilitate the development of the talents, so as to offer talent protection and intellectual support for the sustainable development of the Company.

(6)	Project of “New Generation”

With the “Rui Operation ” model as its guidance, the Company will establish a new generation of comprehensive business processing system that is customer-based, responsive, safe and reliable, world-class and industry-leading with the predominant feature of Internet.

(7)	Project of “Smart Service”

The Company will redevelop the physical structures and service models such as traditional counters and contact centers in an innovative manner, establish a mobile service system, and create an integrated service and experience platform that enables

APPENDIX I	OUTLINE OF THE “13TH FIVE-YEAR”
DEVELOPMENT PLAN OF THE COMPANY

the Company to connect with its customers at anytime and anywhere and to combine online and offline services together, with a view to achieving a brand new upgrade of customers’ experience.

(8)	Project of “Hand-in-hand with China Life”

With an aim of increasing the number of customers and improving the customer development capability, the Company will consolidate customer resources, widen the channels for obtaining customers, establish a customer management mechanism, and improve the customer retention system, so as to enhance its customer management level and consolidate its customer base.

(9)	Project of “Improving the People’s Livelihood”

With its policies as the basis and its aim of serving the public as the guidance, the Company will combine the social governance with its insurance mechanism in great depth, actively expand its business coverage, and enhance insurance protection levels, so as to further improve the people’s livelihood by insurance.

(10)	Project of “Comprehensive Operation”

With the comprehensive sales as its starting point and basis, and adherence to the customer-oriented approach, the Company will break barriers among channels, improve the resources sharing mechanism for its group companies, take advantage of collaborative development of group companies, constantly develop new market growth points, steadily increase the number of its customers, and widen the sources of income of its sales agents.

V.	DEVELOPMENT AND PROTECTION MEASURES DURING THE “13TH FIVE-YEAR” PERIOD

In order to ensure the full stimulation of driving forces and the successful implementation of its development objectives and major projects, the Company will put more efforts on the implementation of the following development and protection measures during the “13th Five-Year” period: strengthening the leadership of the CPC, deepening the reform of mechanisms, optimizing resources allocation, strengthening the management of capital and solvency, intensifying support, offering education and training, improving risk management and control, as well as constructing harmonious enterprises.

VI.	IMPLEMENTATION OF THE “13TH FIVE-YEAR” PLAN

In order to ensure the successful implementation of the “13th Five-Year” plan, the carrying out of measures in an effective manner, and the achievement of satisfactory results, the Company will establish and develop a planning system, intensify its efforts on promotion and guidance, implement the plan by steps, improve the supervision and assessment mechanism, and adjust and modify the plan in a timely manner.

APPENDIX II	GENERAL INFORMATION

1.	RESPONSIBILITY OF THE DIRECTORS

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, Supervisors and chief executive of the Company or their respective associates had any interest or short position in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which (i) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein; or (iii) were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules.

3.	EMPLOYMENT OF DIRECTORS AND SUPERVISORS WITH SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, Mr. Yang Mingsheng, Mr. Miao Jianmin, Mr. Wang Sidong and Mr. Liu Jiade, all being Directors, and Ms. Xiong Junhong, a Supervisor, are directors or employees of CLIC, which has an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

4.	MATERIAL ADVERSE CHANGES

As disclosed in the announcements/financial reports of the Company dated 28 April 2016, 25 August 2016 and 27 October 2016, the net profit attributable to equity holders of the Company decreased by 57.2% for the three months ended 31 March 2016 as compared to the same period of 2015, by 67% for the six months ended 30 June 2016 as compared to the same period of 2015, and by 60% for the nine months ended 30 September 2016 as compared to the same period of 2015, which were mainly caused by the decrease in investment income and the impact of the update of discount rate assumption of reserves of traditional insurance contracts. Save for that, as at the Latest Practicable Date, the Directors are not aware of any material adverse changes in the financial or trading position of the Group since 31 December 2015, being the date to which the latest published audited financial statements of the Group were made up.

APPENDIX II	GENERAL INFORMATION

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors had any existing or proposed service contract with the Company or any of its subsidiaries which is not terminable within one year without payment of compensation (other than statutory compensation).

6.	COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their close associates had interests in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group which would fall to be disclosed under the Hong Kong Listing Rules.

7.	OTHER ARRANGEMENTS INVOLVING DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date:

(a)

none of the Directors or Supervisors was materially interested, directly or indirectly, in any contract or arrangement entered into by any member of the Group subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group; and

(b)

none of the Directors or Supervisors had any direct or indirect interest in any assets which had been since 31 December 2015 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by, (ii) leased to, (iii) are proposed to be acquired or disposed of by, or (iv) are proposed to be leased to, any member of the Group.

8.	EXPERT AND CONSENT

The following is the qualification of the expert who has given opinions or advice, which are contained or referred to in this circular:

Name	Qualification

Alliance Capital	a corporation licensed to carry out business in Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Alliance Capital:

(a)

has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter dated 11 November 2016 and references to its name, in the form and context in which it appears;

APPENDIX II	GENERAL INFORMATION

(b)

did not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(c)

did not have any direct or indirect interest in any assets which had been since 31 December 2015 (the date to which the latest published audited accounts of the Company were made up), acquired, disposed of by, or leased to any member of the Group or were proposed to be acquired or disposed of by, or leased to any member of the Group.

9.	MISCELLANEOUS

If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

A copy of each of the Company Framework Agreement, the Pension Company Framework Agreement, the CLIC Framework Agreement and the CLP&C Framework Agreement is available for inspection during normal business hours on any weekday (excluding Saturdays, Sundays and public holidays) at the Company’s place of business in Hong Kong at 1403, 14/F., C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong up to and including the date of the EGM.